UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                          MILLENIUM HOLDING GROUP INC.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   60037R 10 1
                                 --------------
                                 (CUSIP Number)


                                   Richard Ham
                          MILLENIUM HOLDING GROUP INC.
              3800 Old Cheney Road Suite 101-222 Lincoln, NE 68516.
                                  402 434 5690
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 15, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 60037R 10 1                                        PAGE 2 OF 6 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard Ham
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Individual US citizen
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,468,436
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,468,436
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,468,436
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 60037R 10 1                                        PAGE 3 OF 6 PAGES
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     The equity securities are Common Stock. The name and address of the executive offices of the issuer is:

     Millenium Holding Group Inc.
     3800 Old Cheney Road Suite 101-222
     Lincoln, NE 68516.

     (a)  Richard L. Ham

     (b)  Business  address is 3800 Old Cheney Road Suite  101-222  Lincoln,  NE
          68516.

     (c)  President of Millenium Holding Group

     (d) During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 15, 2000 the company purchased the following proprietary products from Mr. Ham who is the President of the company as well as the beneficial owner of the majority of the registrant's common shares of the company.

     1. Two proprietary life insurance product prototypes including, but not limited to their designs, actuarial science (including pricing and reinsurance), marketing research and development and contract forms.

     2. Two proprietary life insurance product rider prototypes including, but not limited to their designs, actuarial science (including pricing and reinsurance), marketing research and development and contract forms.

     3. Other life and annuity products. No prototypes. Designs, actuarial science, marketing research and development and contract forms.

     4. One surety product prototype including, but not limited to its design, legal contract form, marketing and research and development and trust documents associated with the surety business.

     5. Long-term care product prototypes including, but not limited to; its design (which includes variations of base product), actuarial science (including pricing and reinsurance), marketing research and development and contract forms.

     6. Project plan for the organizational computer hardware and software system and it integration with the Internet.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 60037R 10 1                                        PAGE 4 OF 6 PAGES
---------------------                                        -------------------

         Mr. Ham received from the company the actual costs expended by him in the development of the products in the form of 1,468,436 restricted (R 144) shares of the common stock of the company. Mr. Ham's actual cost was $734,218.00 and is the only amount considered by the Board of Directors. The information above stated is set out in an 8K filed with the Securities Exchange Commission and by reference incorporated herein.

ITEM 4.  PURPOSE OF TRANSACTION

     The reporting person acquired the securities through a sale of proprietary products as described in Item 3. The products sold to the issuer will benefit the issuer in its efforts to meet its business objectives.

     (a) The reporting person who is also the president of the issuer has no plans, which relate or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

     (b) The reporting person had no plans for an extraordinary transaction when it received its stock. There are plans at this time to acquire an insurance company as more fully set forth in the issuers 8K.

     (c) There has not been nor is there now a plan or proposal to transfer a material amount of the assets of the issuer. It does not have a subsidiary.

     (d) There is no plan to change the present board of directors at this time.

     (e) There is no plan to materially change the capitalization of the issuer. There is a plan to forward-split the stock in that there were very few shares issued and outstanding.

     (f) No other material changes are anticipated other than the normal business acquisitions to satisfy the issuer's plan of operation.

     (g) There are no changes or anticipated changes, which may impede the acquisition of control of the issuer by any person.

     (h) There are no plans or proposals, which may result in a class of securities from being delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i)  There are no plans or proposals, which may result in a class of equity
          securities  of  the  issuer  becoming   eligible  for  termination  of
          registration pursuant to Section 12(g)(4) of the Act.

     (j)  There are no plans or proposals, which may result in a class of equity
          securities  of  the  issuer  becoming   eligible  for  termination  of
          registration pursuant to any activity as, enumerated (a) through (b).

ITEM 5. INTEREST OF THE SECURITIES OF THE ISSUER

     (a) Number of Shares. 1,468,436 Percentage of class is 64.6%. The reporting person has no right to any further shares.

     (b) The reporting person has the sole power to vote the above mentioned shares. There is no shared power to vote.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 60037R 10 1                                        PAGE 5 OF 6 PAGES
---------------------                                        -------------------

     (c) There are no transactions in the class of securities reported on that were effected during the past 60 days. There have been no other
          Schedule 13D filings.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The reporting person has not ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The reporting person has no exhibits to file and has incorporated by reference the issuer's Form 10 and 8K.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 60037R 10 1                                        PAGE 6 OF 6 PAGES
---------------------                                        -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 3, 2000
Date

/s/ Richard L. Ham
----------------------
Richard L. Ham